Securities and Exchange Commission

May 16, 2011

John Hancock Funds II

601 Congress Street

Boston, Massachusetts 02210-2805

May 16, 2011

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Brion R. Thompson, Esq.

Re:          John Hancock Funds II (the “Trust”) — File No. 333-126293; 811-21779
Registration Statement on Form N-1A filed March 8, 2011

Dear Mr. Thompson:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed in a telephone conversation on Wednesday, May 5, 2011, with respect to Post-effective Amendment No. 41 under the Securities Act of 1933 (the “Securities Act”) and Amendment No. 43 under the Investment Company Act of 1940 (the “1940 Act”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on March 8, 2011 (the “Amendment”).  The purpose of the Amendment is to register three new series of the Trust, John Hancock Fundamental All Cap Core Fund, John Hancock Fundamental Large Cap Core Fund and John Hancock Fundamental Large Cap Value Fund.

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses.  We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed immediately by the Trust’s responses.  Capitalized terms have the same meanings as used by the Trust in the Amendment.

Comments applicable to each of the John Hancock Fundamental All Cap Core Fund, John Hancock Fundamental Large Cap Core Fund and John Hancock Fundamental Large Cap Value Fund Prospectuses:

Comment 1:

In the “Principal investment strategies” section, there is a statement asserting that the fund may invest in exchange-traded funds.  With this in mind, please explain why the “Annual fund operating expenses” table on page 2 does not disclose any “Acquired Fund” fees as required by Item 3 of Form N-1A.

Response 1:

As provided in Instruction 3(f)(i) of Item 3, in the event the fees and expenses incurred indirectly by the fund as a result of investment in shares of one or more “Acquired Funds” do not exceed 0.01 percent (one basis point) of average net assets of the fund, the fund may include these fees and expenses under the subcaption “Other Expenses” in lieu of this disclosure requirement.  It is estimated that for the Fund’s first year of operations, the fees incurred by the Fund as a result of investment in shares of “Acquired Funds” will not exceed 0.01 percent (one basis point) of average net assets of the Fund. Therefore these estimated expenses have been included in “Other Expenses.”

Securities and Exchange Commission

May 16, 2011

Comment 2:

In accordance with guidance from this Division that was released in a July 2010, Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Derivatives Disclosure Letter”), in general, a fund should disclose: (i) the types of derivatives that the fund may use to achieve its investment objective or related principal investment strategy; and (ii) the purpose for which or how those derivatives are used to achieve the fund’s investment objective or related principal investment strategy.  Accordingly, please review the Fund’s disclosure regarding derivatives in light of that Letter.

Response 2:

We have reviewed the Fund’s derivatives disclosure in light of the Derivatives Disclosure Letter and we believe that such disclosure is consistent with the guidance set forth in that Letter.  In this regard, we note that the disclosure regarding the Fund’s use of derivatives is narrowly tailored to describe the use of futures contracts, interest rate swaps and options, in each case for the purposes of reducing risk and/or obtaining efficient investment exposure.

Comment 3:

Please state whether the Fund intends to use a Summary Prospectus in accordance with Rule 498 under the Securities Act, and, if so, please provide a sample of the legend that will be included at the beginning of the Summary Prospectus.

Response 3:

The Fund intends to use a Summary Prospectus, which will be filed with the SEC in accordance with Rule 497(k) under the Securities Act.  The following is the legend that will be included at the beginning of the Summary Prospectus:

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks.  You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports, online at www.jhfunds.com/Forms/Prospectuses.aspx. You can also get this information at no cost by calling 1-800-225-5291 or by sending an e-mail request to info@jhfunds.com.  The fund’s prospectus and statement of additional information both dated 5-23-11, and most recent financial highlights information included in the shareholder report, dated 5-23-11, are incorporated by reference into this Summary Prospectus.

Comments applicable to each of the John Hancock Fundamental Large Cap Core Fund and John Hancock Fundamental Large Cap Value Fund Prospectuses:

Comment 4:

In the Appendix to the Prospectus please disclose the performance results of all of the other accounts Walter T. McCormick and Emory W. Sanders, Jr. also managed with investment objectives, policies and strategies substantially similar to those of the Comparable Fund.

Securities and Exchange Commission

May 16, 2011

Response 4:

We respectfully disagree with the Staff's comments concerning the need to include the historical performance of the separate accounts that Messrs. McCormick and Sanders managed at their predecessor firm with investment objectives, policies and strategies substantially similar to those of the Comparable Fund ("Prior Firm Separate Accounts").  When investment performance is presented, the registered adviser is required to meet the record keeping requirements of Rules 204-2(a)(11) and 204-2(a)(16).  Without such records, such performance may not be presented in an advertisement.  Accordingly, John Hancock Asset Management a division of Manulife Investment Management (US) LLC, each such Fund’s investment subadviser (“John Hancock”), believes that since it does not possess or have access to the required records that support the performance of the Prior Firm Separate Accounts, it cannot include their performance as part of the Appendix.  In addition, the Prior Firm Separate Accounts did not become accounts of John Hancock Asset Management and therefore are no longer managed by Messrs. McCormick and Sanders. The exclusion of the performance of the Prior Firm Separate Accounts is consistent with the SEC Staff guidance set forth in Fiduciary Management Association, Incorporated (pub. Avail. Mar. 5, 1984).  In Fiduciary Management Association, the SEC staff stated that that the advertisement of performance of a prior adviser's select accounts is not per se prohibited so long as such excluded performance is not materially different than the performance presented.  The performance of the Comparable Fund is not materially different than the performance of the Prior Firm Separate Accounts based on the prior firm's public reporting of the Prior Firm Separate Accounts composite performance posted by the prior firm on the eVestment Alliance website.  In order to clarify this point, the last sentence of the second paragraph of the Appendix has been amended to state that “Performance results for these other accounts [Prior Firm Separate Accounts] have not been included in the Appendix due to lack of supporting records.  However the composite performance of these other accounts is not materially different than the Comparable Fund performance presented in this Appendix.”

Comment 5:

In the Appendix to the Prospectus please disclose the name of the Comparable Fund.

Response 5:

We have added the name of the mutual fund managed by Mr. McCormick, the primary investment decision maker for the Fund and the Comparable Fund for the period that the Comparable Fund’s performance is presented.  This period is being presented because it is the entire length of time that the Comparable Fund was managed by Mr. McCormick.

Comment 6:

Please explain the roles of Messrs. McCormick and Sanders in connection with the Comparable Fund described in the Appendix to the Prospectus and explain their roles with regard to managing the Fund.

Response 6:

We have amended the disclosure in the Fund summary to state that Mr. McCormick has served as the Fund’s lead manager since inception.

Comment 7:

In the Appendix to the Prospectus, please disclose the performance of the Comparable Fund reflecting all fees and charges applicable to Class A shares of the John Hancock Fund.

Securities and Exchange Commission

May 16, 2011

Response 7:

We have amended the Appendix to state that the “Calendar year total return” information for the Comparable Fund does not reflect the John Hancock Fund’s Class A fees and charges, while the “Average annual total return” information for the Comparable Fund does reflect these fees and charges.

Comments applicable to the John Hancock Fundamental All Cap Core Fund, John Hancock Fundamental Large Cap Core Fund and John Hancock Fundamental Large Cap Value Fund Statement of Additional Information:

Comment 8:

Please identify the information in the Statement of Additional Information that is responsive to the information requirement of Item 17(2)(a) of Form N-1A regarding “Other Directorships Held by Director.”

Response 8:

The table on pages 48-50 of the Statement of Additional Information provides responsive information to this Item under the heading “Principal Occupation(s) and Other Directorships During Past 5 Years.”

John Hancock Fundamental Large Cap Core Fund Prospectus:

Comment 9:

The “Principal investment strategies,” section provides that under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large-capitalization companies and that the fund considers large-capitalization companies to be those companies in the capitalization range of the S&P 500 Index which was $1.58 billion to $368.7 billion, as of December 31, 2010.  The Staff does not believe that companies with a capitalization of $1.58 billion are large enough to be considered “large” for purposes of Rule 35d-1 under the 1940 Act.  Based on the foregoing, please revise this section.

Response 9:

The description of the fund's 80% investment policy has been revised to state that the fund considers large-capitalization companies to be those that at the time of purchase have a market capitalization equal to or greater than the top 80% of the companies that comprise the S&P 500 Index. The fund also will disclose the lowest market capitalization of this segment of the S&P 500 Index as of the most recent quarter end prior to the date of the definitive prospectus. We note that other "large cap" funds determine whether a company is "large cap" by reference to the larger capitalization companies within an index (see, e.g., the prospectus dated Jan. 28, 2011 of BlackRock Large Cap Growth Fund (File No. 811-09637)).

John Hancock Fundamental Large Cap Value Fund Prospectus:

Comment 10:

The “Principal investment strategies,” section provides that under normal market conditions, the fund invests at least 80% of its net assets in equity securities of large-capitalization companies and that the fund considers large-capitalization companies to be those companies in the capitalization range of the Russell 1000 Index which was $237 million to $368.7 billion, as of December 31, 2010. The Staff does not believe that companies with a capitalization of $237 million are large enough to be considered “large” for purposes of Rule 35d-1 under the 1940 Act.  Based on the foregoing, please revise this section.

Response 10:

The description of the fund's 80% policy has been revised to state that the fund also considers large-capitalization companies  to be those that at the time of purchase have a market capitalization equal to or greater than the top 80% of the companies that comprise the Russell 1000 Index. The fund also will disclose the lowest market capitalization of this segment of the Russell 1000 Index as of the most recent quarter end prior to the date of the definitive prospectus. As is the case with our response to Comment 9, above, we note that other "large cap" funds determine whether a company is "large cap" by reference to the larger capitalization companies within an index (see, e.g., the prospectus dated Jan. 28, 2011 of BlackRock Large Cap Growth Fund (File No. 811-09637)).

Securities and Exchange Commission

May 16, 2011

_____________________________________________________

The Staff requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.             The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.             The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust intends to file a definitive form of prospectus and SAI that will reflect the above responses to the Staff’s comments.  Thank you for your prompt attention to these matters.  We hope that the foregoing responses adequately address the comments provided.  If you have any questions, please do not hesitate to contact me at (617) 663-2454.

Sincerely,

/s/ Michael P. Jewkes

Michael P. Jewkes

Assistant Secretary